

07000708

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66173 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHICKASAW SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 Poplar Avenue, Suite 402
(No. and Street)

| Memphis | TN | 38119 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRAZEE IVY & DAVIS, PLC
(Name – *if individual, state last, first, middle name*)

| 5100 Poplar, Suite 1400 | Memphis | TN | 38137 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Geoffrey P. Mavar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chickasaw Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBRA MCADOO
STATE
OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY


Signature

Principal/CFO
Title

Notary Public

MY COMMISSION EXPIRES:
December 22, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH. D.C.
186
SECTION

# Chickasaw Securities, LLC

**(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)**

## Financial Statements and Schedules

## December 31, 2006

**(With Independent Auditor's Report Thereon)**

Page

FRAZEE IVY & DAVIS PLC
CERTIFIED PUBLIC ACCOUNTANTS
5100 POPLAR AVENUE • SUITE 1400
MEMPHIS, TENNESSEE 38137-1499
TELEPHONE 901.682.9611 • FACSIMILE 901.682.5915
WWW.FIDCPA.COM

## Independent Auditor's Report

The Member
Chickasaw Securities, LLC
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Chickasaw Securities, LLC, a wholly-owned subsidiary of Chickasaw Capital Management, LLC, (the "Company") as of December 31, 2006 and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chickasaw Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frazee Ivy & Davis PLC

January 25, 2007

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 140,093 |
| Receivable from clearing organization | 13,269 |
| Total assets | $ 153,362 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Payable to affiliate | $ 28,519 | |
| | | 28,519 |
| Member's equity | | 124,843 |
| Total liabilities and member's equity | | $ 153,362 |

| | |
|---|---|
| Revenues | |
| Commissions and trading gains | $ 1,048,378 |
| Interest and dividend income | 6,087 |
| Gross profit | 1,054,465 |
| Expenses | |
| Brokerage and clearing costs | 104,811 |
| Professional fees | 8,290 |
| Service fee | 828,751 |
| Registered representative bonus | 86,315 |
| Other selling, general and administrative expenses | 21,863 |
| Total operating expenses | 1,050,030 |
| Net income | $ 4,435 |

***Statement of Changes in Member's Equity*** ***For the Year Ended December 31, 2006***

| | |
|---|---|
| Member's equity at December 31, 2005 | $ 120,408 |
| Net income | 4,435 |
| Member's equity at December 31, 2006 | $ 124,843 |

*See notes to the financial statements.*

***Statement of Changes in Liabilities Subordinated To Claims of Creditors*** — ***For the Year Ended December 31, 2006***

| | |
|---|---|
| Subordinated borrowings at December 31, 2005 | $ - |
| Increases | - |
| Decreases | - |
| Subordinated borrowings at December 31, 2006 | $ - |

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 4,435 |
| Adjustments to reconcile net income to net cash used in operations | |
| Changes in operating assets and liabilities | |
| Receivable from clearing organization | (4,583) |
| Payable to affiliate | (6,857) |
| Net cash used in operating activities | (7,005) |
| Cash and cash equivalents at beginning of year | 147,098 |
| Cash and cash equivalents at end of year | $ 140,093 |

Supplemental Cash Flow Information

| | |
|---|---|
| Cash paid for interest | $ 31 |

## Note 1 – Organization and Nature of Business

Chickasaw Securities, LLC (the "Company") is a limited liability company formed on October 1, 2003 under Delaware law. The Company is a fully disclosed broker-dealer of investment securities with operations beginning on March 1, 2004. Primarily, the Company is a retail broker, and serves clients in a multi-state area. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Chickasaw Capital Management, LLC.

## Note 2 – Summary of Significant Accounting Policies

*Net Capital Requirements*

Pursuant to the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital of $50,000 as defined in the rules and regulations. The rule prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds ten times its net capital as defined under the rule. At December 31, 2006, the Company had net capital of $120,842 after all required deductions and a ratio of aggregate indebtedness to net capital of 0.24 to 1 at December 31, 2006.

*Clearing Arrangement*

All customer accounts, other than certain mutual funds, are carried with Bear Stearns Securities Corp. (Bear Stearns), a member of the New York Stock Exchange. The Company's commissions are collected by Bear Stearns, as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company on a monthly basis, in the month following the date of the transactions.

*Customer Transactions*

The Company does not hold any securities in safekeeping for its clients.

*Cash Equivalents*

Cash equivalents include short term, highly liquid investments having original maturities of three months or less that are both readily convertible to known amounts of cash or are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

*Deposits with Clearing Organization*

Included in cash and cash equivalents is a special deposit account that Bear Stearns requires the Company to maintain on deposit with a minimum of $100,000 in cash or equivalent. This deposit is maintained in a separate interest bearing account. At December 31, 2006, the balance in this special deposit account amounted to $108,202.

**Note 2 – Summary of Significant Accounting Policies (continued)**

*Income Taxes*

The Company is included in the consolidated federal partnership return of income of Chickasaw Capital Management, LLC, and is not subject, as an entity, to the payment of federal income taxes. The Company does file a separate Tennessee Franchise and Excise Tax Return and is subject to Tennessee franchise and excise taxes.

*Estimates*

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

**Note 3 – Related Party Transactions**

The Company has a service agreement with its parent, Chickasaw Capital Management, LLC (CCM), whereby CCM provides administrative, office and management services for the Company. In exchange for these services, the Company pays a monthly service fee of $1,000 to CCM plus 90% of the monthly net operating income of the Company as defined by the agreement.

Service fee expense for the year ended December 31, 2006 amounted to $828,751. In addition, the amount due to CCM at December 31, 2006 for the December service fee amounted to $28,519.

The members of CCM received $86,315 in registered representative bonuses from the Company during the year ended December 31, 2006.

**Note 4 – Current Vulnerability due to Certain Concentrations**

The Company operates in a heavily regulated environment. The operations of the Company are subject to the administrative directives, rules and regulations of federal, state and other regulatory agencies. Such administrative directives, rules and regulations are subject to varying interpretations. Additionally, these administrative directives, rules and regulations are subject to change by an act of congress or an administrative change mandated by the agencies.

***Computation of Net Capital Under Rule 15(c)3-1(a)(1) Under the Securities Exchange Act of 1934*** — ***December 31, 2006***

| | |
|---|---|
| Total capital per financial statements | $ 124,843 |
| Deductions: | |
| Fidelity bond deductible in excess of $6,000 | (4,000) |
| Net capital before haircuts | 120,843 |
| Haircuts | (1) |
| Net capital | $ 120,842 |

Computation of Basic Net Capital Requirement

| | |
|---|---|
| Aggregate indebtedness | $ 28,519 |
| Net capital requirement | $ 50,000 |
| Net capital in excess of minimum requirement | $ 70,842 |
| Aggregate indebtedness to net capital | 0.24 to 1 |

*Reconciliation of Net Capital Computation* *December 31, 2006*

| | |
|---|---|
| Net capital as reported on unaudited FOCUS report at December 31 | $ 120,842 |
| Audit adjustments to increase (decrease) net capital: | |
| None | - |
| Net capital - audited | $ 120,842 |

FRAZEE IVY & DAVIS PLC
CERTIFIED PUBLIC ACCOUNTANTS
5100 POPLAR AVENUE • SUITE 1400
MEMPHIS, TENNESSEE 38137-1499
TELEPHONE 901.682.9611 • FACSIMILE 901.682.5915
WWW.FIDCPA.COM

**Independent Auditor's Report on Internal Accounting Control of a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

The Member
Chickasaw Securities, LLC

In planning and performing our audit of the financial statements of Chickasaw Securities, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazer Frost & Davis PLC

January 25, 2007

END